

07006945

TEDSTATES
•EXCHANGECOMMISSION
.gton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Amended

SEC FILE NUMBER
8- 40749

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 AND ENDING 12-31-2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Southern Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
25031 W. Avenue Stanford, Suite #100
(No. and Street)

Valencia CA 91355
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John D. Lewis 661-257-9711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy A. Coons
(Name – *if individual, state last, first, middle name*)

4241 Jutland Drive, Suite 304A San Diego, CA 92117
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Pacific Securities, Inc., as of 12-31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

John D. Lewis
President

Title

Notary Public


CHERYL A. BRUNING
Commission # 1646676
Notary Public - California
Kern County
My Comm. Expires Mar 2, 2010

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHERN PACIFIC SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS
FOR
THE YEAR ENDED
DECEMBER 31, 2006

PRESENTED BY

TIMOTHY A COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117

Southern Pacific Securities, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALFORNIA 92117
858-274-5573
FAX 866-302-8284

To the stockholder of
Southern Pacific Securities, Inc.

I have audited the accompanying statement of financial condition of Southern Pacific Securities, Inc. (a California Corporation) as of December 31, 2006, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2006. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Pacific Securities, Inc. as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2006, presents fairly, in all material aspects the information set forth therein.



Timothy A Coons, CPA

San Diego, California USA
February 23, 2007
April 24, 2007

Southern Pacific Securities, Inc.

Statement of Financial Condition
December 31, 2006

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 22,791	$ -	$ 22,791
Accounts Receivable	$ 730	$ -	$ 730
Total Assets	$ 23,521	$ -	$ 23,521

LIABILITIES AND EQUITY

Liabilities:	
Accounts Payable	$ 430
Total Liabilities	430
Stockholder's Equity	
Capital Stock	10,000
Retained Earnings	13,091
Total Stockholder's Equity	23,091
Total Liabilities and Equity	$ 23,521

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2006

Revenues:	
Commissions	$ 7,573
Revenues from investments	86,883
Other revenue	8,705
Total Revenues	103,161
Costs and Expenses:	
Commissions	79,244
Regulatory fees	2,535
Occupancy	6,000
Insurance	3,769
Telephone	1,332
Automotive and travel	4,946
Office	3,769
Other	1,050
Total Costs and Expenses	102,645
Net Income (Loss) Before Taxes	516
Taxes	800
Net Income (Loss) for the Year	$(284)

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2006

	1,000 Shares of Common Stock	Retained Earnings
Balances, December 31, 2004	$ 10,000	$ 13,375
Net Income (Loss) for the Year		(284)
Balances, December 31, 2005	$ 10,000	$ 13,091

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash Flow from Operating Activities-	
Net Income (Loss) for the Year	$(284)
Add (Deduct) –	
Decrease in accounts receivable	3,326
Decrease in accounts payable	(2,478)
Net Cash provided (used) by Operating Activities	564
Cash Balance, December 31, 2005	$ 22,227
Cash Balance, December 31, 2006	$ 22,791

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Schedule I
Computation of Net Capital
December 31, 2006

Net Capital – Stockholder's Equity	$ 23,091
Additions (Deductions) from Equity Non-allowable assets	(-)
Net Capital	$ 23,091

Schedule II
Computation of Net Capital Requirement
December 31, 2006

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 29
Minimum Dollar Requirement	5,000
Excess Net Capital	18,091
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	23,048

Schedule III
Computation of Aggregate Indebtedness
December 31, 2006

Total aggregated indebtedness from liabilities From financial condition	$ 430
Ratio of aggregated indebtedness to net capital	1.9%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2006.

The accompanying notes are an integral part of these financial statements.

Southern Pacific Securities, Inc.

Notes to Financial Statements
December 31, 2006

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Wedbush for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $23,091, which is $18,091 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2006.

Initial unaudited net capital	$23,091
Audited net capital	$23,091

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net loss per share on the 1,000 shares of common stock outstanding during 2006 was $(0.28).

Note 4: Exemption from Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2006 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALFORNIA 92117
858-274-5573
FAX 866-302-8284

To the Stockholder and Board of Directors
Southern Pacific Securities, Inc.

I have examined the financial statements of Southern Pacific Securities, Inc. (a California corporation) as of December 31, 2006 and have issued an auditor's report thereon dated February 23, 2007.

As part of that examination, I made a study and evaluation of the systems of internal control to the extent I considered necessary to evaluate the system as required by U.S. generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed in making the (i) periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and the reserve required by Rule 15c3-3(e), (ii) for safe guarding securities that may be received for transmittal to a clearing organization, (iii) required prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors and, (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such a study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognize that the evaluation of these factors necessarily requires estimates and judgements by management. However, for the purposes of the report under Rule 17a-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2006 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during that period, disclosed no weaknesses that I consider to be material.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives. Since this work disclosed no material inadequacies, in my opinion, no material inadequacy report is required.



Timothy A Coons, CPA

San Diego, California USA
February 23, 2007
April 24, 2007

END